As filed with the Securities and Exchange Commission on August 14, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of August 2003
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

METRO INTERNATIONAL SA

(Translation of registrant’s name into English)

11, Boulevard Royal
L-2449 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN

THESE MATERIALS ARE NOT AN OFFER FOR SALE OF THE SHARES IN THE UNITED STATES. THE SHARES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. METRO INTERNATIONAL S.A. DOES NOT INTEND TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SHARES IN THE UNITED STATES.

FOR IMMEDIATE RELEASE	13 August 2003

METRO RIGHTS ISSUE FULLY SUBSCRIBED

Metro International S.A. (“Metro”), the international newspaper group, today announced that the previously announced rights issue was fully subscribed, providing the company with new financing of SEK 252 million before transaction cost.

The rights issue, which comprised 109,383,131 new shares, had a primary subscription of more than 99% which, combined with the subsidiary subscription by existing shareholders, resulted in an over subscription of approximately 24 million shares, equivalent to approximately 20 per cent. The subscription price was SEK 2.30 per share and the issue will generate approximately SEK 230 million net of transaction cost.

Pelle Törnberg, President and CEO, commented: “The last weeks have been very encouraging for Metro. We have just published our strongest results ever and our rights issue was oversubscribed, confirming shareholder belief in our business model. With a strong financial position and a strong momentum in our operations, Metro is in a better position than ever to exploit all our possibilities”.

The new series A SDRs are expected to become available for trading on the O-list of the Stockholm Stock Exchange at the end of August.

The total number of shares in Metro will amount to 263 million class A shares and 262 million class B shares after the completion of the rights issue and the conversion of SEK 1,151 million of debt into equity by Kinnevik and MTG.

Metro International S.A.
11, Boulevard royal
l-2449 luxembourg
www.metro.lu

For further information, please visit www.metro.lu, email info@metro.lu or contact:
 Pelle Törnberg, President & CEO                                    tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations              tel: +44 (0) 20 7321 5010

Metro is the world’s largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmö, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul. Metro International S.A. ‘A’ and ‘B’ shares are listed on the Stockholmsbörsen ‘O-List’ and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors. All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Morgan Stanley & Co. Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Metro International S.A. in connection with this transaction and for no-one else, and will not be responsible to anyone else for providing the protections afforded to customers of Morgan Stanley or for providing advice in relation to the transaction.

Metro International S.A.
11, Boulevard royal
l-2449 luxembourg
www.metro.lu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Anders Fullman Name: Anders Fullman Title: Vice President of Metro International SA

Date: August 14, 2003